Mail Stop 6010

October 24, 2007

Mr. Neil Reithinger
Chief Executive Officer
Baywood International, Inc.
14950 N. 83RD Place, Suite 1
Scottsdale, Arizona 85260

> **Re:** **Baywood International, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 12, 2007**
> **File No. 333-144792**

Dear Mr. Reithinger:

This is to advise you that we have limited our review of the above referenced registration statement to the issues identified below. We will make no further review of this filing.

Each of our comments requests that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant's securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We have reviewed your responses to our prior comments. Given the nature and size of this offering, the offering appears to be a primary offering. Therefore, unless you revise the nature and/or size of this offering, you will need to do the following:

   - file a registration statement for the "resale" offering at the time of each conversion of preferred stock or exercise of warrants because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

   - register the transaction on the form you are eligible to use to register the transaction as a primary offering (either Form SB-2 or Form S 1);

   - identify the selling shareholders as underwriters in the registration statement; and

- include the price at which the underwriters will sell the securities.

2. We note your statement in the registration fee table footnote and throughout the prospectus that the Series I preferred stock is convertible at $0.04 per share and that each 5,000 shares of Series I preferred stock is convertible into 1,250,000 shares of common stock. This conversion formula is inaccurate as 5,000 shares of Series I preferred stock convertible at $0.04 per share is 125,000 shares of common stock. Please explain or revise your disclosure.

3. It appears that the securities you have registered in this registration statement were issued in or are issuable from a series of different transactions, including the private placement of the Series H preferred stock in December 2005, warrants issued in connection with certain indebtedness in 2005 and 2006, the $300,000 private placement in September 2006 which included convertible notes and warrants and the 2007 Private Placement. Your responses to our comments should address all of these transactions. In many of your responses to our prior comments, in particular comments 2, 5 and 8, you appear to omit the relevant disclosure for all transactions. Please revise your disclosure as applicable.

Comparison of issuer proceeds to potential investor profit

4. We note your response to our prior comment 5 and reissue that comment in part. Please provide the amount of the resulting percentage averaged over the term of the convertible preferred, or the term of the notes, as applicable.

Comparison of registered shares to outstanding shares

5. We note your response to our prior comment 7 and reissue that comment in part. Please revise you disclosure explain how you arrived at the 280,918,085 number of shares being registered in the current transaction.

Relationships between the issuer and selling shareholders

6. We note your response to our prior comment 9 and reissue that comment in part. Please expand your disclosure to provide a materially complete description of the relationships and arrangements that have existed in the past three years. For example, please include the maturity date, the principal and interest owed, the amount of shares that were issued upon conversion or exercise, the conversion or exercise price and whether these transactions were part of the series of transactions to which the registration statement relates and if so, which ones.

<u>The method by which the number of registered shares was determined</u>

7. We note your response to our prior comment 10 and reissue that comment. Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. For example, was the registration triggered by registration rights, if so, for how many shares? Please also revise the selling securityholders table to provide for the additional 40,360,824 shares of common stock you have registered that may become issuable due to antidilution.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David I. Schaffer, Esq.
        Meltzer, Lippe, Goldstein & Breitstone, LLP
        190 Willis Avenue
        Mineola, New York 11501